

April 30, 2024

Matthew Horwath
SVP & Chief Financial Officer
FARO TECHNOLOGIES INC
125 Technology Park
Lake Mary, Florida 32746

> **Re: FARO TECHNOLOGIES INC**
> **10-K filed February 28, 2024**
> **8-K Filed February 27, 2024**
> **Response Letter Dated April 19, 2024**
> **File No. 000-23081**

Dear Matthew Horwath:

We have reviewed your April 19, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 5, 2024 letter.

Form 8-K Filed February 27, 2024

Exhibit 99.1

1. We note your response to comment 1. Notwithstanding its scope and magnitude, the inventory impairment charges recognized following the decision to simplify your product portfolio, discontinue certain legacy products, and cancel purchase commitments do not appear to be outside the normal course of your operations. With reference to Question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures and ASC 420-10-S99-3, please confirm that you will no longer exclude these inventory impairments from your non-GAAP adjustments.

2. We note your response to comment 2, including the disclosure you intend to provide for your tax adjustments. Please further expand the disclosure for the other tax adjustments to clearly disclose the nature and amount of each component that is material to non-GAAP

net income (loss) for each period presented. In this regard, the draft disclosure identifies two components leaving approximately $4.7 million of the $16 million adjustment unidentified compared to non-GAAP net loss of $2.4 million for fiscal year 2023.

 Please contact Tracey Houser at 202-551-3736 or Nudrat Salik at 202-551-3692 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services